06050906

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40800

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: COMO Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Boston Place
(No. and Street)

Boston (City) MA (State) 02108 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Canavan 617-371-9300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Romito, Tomasetti & Associates, P.C.
(Name – *if individual, state last, first, middle name*)

600 West Cummings Park, Suite 4050, Woburn, MA 01801
(Address) (City) (State) (Zip Code)

PROCESSED
OCT 06 2006
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
SEP 12 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John A. Frabotta, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of COMO Securities, Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~XXXXXXXXXXXXXXXXXXXXXX~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- *☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- *☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

* Not Applicable, See Schedule II

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Romito, Tomasetti & Associates, P.C.
Certified Public Accountants
600 West Cummings Park, Suite 4050
Woburn, Massachusetts 01801-6350
Phone: 781.938.5600
Fax: 781.938.6125
www.rtacpas.com

Independent Auditor's Report

To the Board of Directors and Stockholders
COMO Securities, Inc.:

We have audited the accompanying statements of financial condition of COMO Securities, Inc. as of December 31, 2005 and 2004, and the related statements of income, changes in stockholders' equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of COMO Securities, Inc. as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Romito, Tomasetti & Associates, P.C.

February 15, 2006

COMO Securities, Inc.

Statements of Financial Condition

December 31, 2005 and 2004

Assets

		2005	2004
Current assets:			
Cash	$	30,069	26,920
Advances to affiliates		-	22,992
Prepaid expenses		3,950	3,515
Total current assets		34,019	53,427
	$	34,019	53,427

Liabilities and Stockholders' Equity

		2005	2004
Current liabilities:			
Accounts payable	$	11,344	863
Advances from affiliates		86	-
Total current liabilities		11,430	863
Stockholders' equity:			
Common stock, $.50 par value; 15,000 shares authorized; 100 shares issued; 51.40 and 63.44 shares outstanding, respectively		50	50
Additional paid-in-capital		135,763	135,763
Retained earnings (deficit)		(105,629)	(75,656)
Treasury stock at cost; 48.6 and 36.56 shares, respectively		(7,595)	(7,593)
Total stockholders' equity		22,589	52,564
Commitments (Notes 3 and 4)			
	$	34,019	53,427

See accompanying notes to financial statements.

COMO Securities, Inc.

Statements of Income

For the Years Ended December 31, 2005 and 2004

	2005	2004
Revenues - commissions	$ 26,250	44,116
Total revenues	26,250	44,116
General and administrative expenses:		
Accounting and tax services	7,400	7,009
Administrative charge	3,353	2,928
Bank charges	102	174
Consulting fees	12,589	-
Insurance-Fidelity Bond	-	401
Legal fees	4,385	357
Outside services	12,000	36,100
Payroll, payroll taxes, and related benefits	10,603	12,514
Registration and filing fees	4,075	3,785
Research subscription fees	1,271	363
Total general and administrative expenses	55,778	63,631
Net loss from operations	(29,528)	(19,515)
Other income:		
Dividends	11	-
Total other income	11	-
Net loss before taxes	(29,517)	(19,515)
Provision for state income taxes	456	456
Net loss	$ (29,973)	(19,971)

See accompanying notes to financial statements.

COMO Securities, Inc.

Statements of Changes in Stockholders' Equity

For the Years Ended December 31, 2005 and 2004

	Issued Shares of Common Stock $.50 Par	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Treasury Stock	Total
Balance, January 1, 2004	100	$ 50	135,763	(55,685)	(7,593)	72,535
Net income (loss)	-	-	-	(19,971)	-	(19,971)
Balance, December 31, 2004	100	50	135,763	(75,656)	(7,593)	52,564
Redeemed 12.04 common shares	-	-	-	-	(2)	(2)
Net income (loss)	-	-	-	(29,973)	-	(29,973)
Balance, December 31, 2005	100	$ 50	135,763	(105,629)	(7,595)	22,589

See accompanying notes to financial statements.

COMO Securities, Inc.

Statements of Cash Flow

For the Years Ended December 31, 2005 and 2004

	2005	2004
Increase (decrease) in cash:		
Cash flows from operating activities:		
Cash received from customers	$ 26,250	45,412
Cash paid to vendors and affiliates	(42,379)	(62,327)
Dividends received	11	-
Income taxes paid	(456)	(456)
Net cash used by operating activities	(16,574)	(17,371)
Cash flows from financing activities:		
Advances from (repayments to) affiliates, net	19,725	12,514
Redemption of common shares	(2)	-
Net cash provided (used) by financing activities	19,723	12,514
Net increase (decrease) in cash	3,149	(4,857)
Cash, beginning of year	26,920	31,777
Cash, end of year	$ 30,069	26,920
Reconciliation of net loss to net cash used by operating activities:		
Net loss	$ (29,973)	(19,971)
Adjustments to reconcile net loss to net cash used by operating activities:		
Change in operating assets and liabilities:		
(Increase) decrease in:		
Accounts receivable	-	1,296
Advances to affiliate	3,353	2,974
Prepaid expenses	(435)	(1,033)
Increase (decrease) in:		
Accounts payable	10,481	(637)
Total adjustments	13,399	2,600
Net cash used by operating activities	$ (16,574)	(17,371)
Supplemental schedule of noncash financing activities:		
Allocated overhead expenses from affiliate applied to advances to affiliate	$ 3,353	2,974

See accompanying notes to financial statements.

COMO Securities, Inc.

Notes to Financial Statements

December 31, 2005 and 2004

(1) Organization

The Company was incorporated on December 14, 1988, pursuant to the laws of the Commonwealth of Massachusetts, to engage in the business of a broker and/or dealer in securities. The Company is registered as a broker/dealer with the Securities and Exchange Commission and the National Association of Securities Dealers.

(2) Summary of Significant Accounting Policies

(a) Method of Accounting
The financial statements have been prepared in accordance with the accrual basis method of accounting. Under this method of accounting, revenues and expenses are identified with specific periods of time and are recorded as earned or incurred without regard to the date of receipt or payment of cash.

(b) Federal and State Income Taxes
The Company has elected to be treated as a "small business corporation" for income tax purposes pursuant to Section 1372(a) of the Internal Revenue Code. Accordingly, since the net earnings or loss of the Company will be reported by and taxed directly to the stockholders, no provision for Federal income taxes has been reflected in the accompanying financial statements.

The provision for state income taxes represents a tax on the net worth of the Company, subject to a $456 minimum tax.

(c) Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect reported amounts and disclosures. Actual results could differ from those estimates.

(3) Related Party Transactions

The Company is affiliated with several other companies through common stockholder control and is under common management. The Company shares office space and equipment, and utilizes professional and administrative services provided by one such affiliated Company. During each of the years ending December 31, 2005 and 2004, the Company was charged $3,353 and $2,974 for these services and expenses.

(4) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires (a) the maintenance of minimum net capital, and (b) that the ratio of aggregate indebtedness to net capital may not exceed 15 to 1, as defined. Net capital is subject to an overall minimum of $5,000. At December 31, 2005 and 2004, the Company had net capital of $18,639 and $27,557 and aggregate indebtedness ratios of .61 to 1 and .03 to 1, all of which are in compliance with minimum standards.

(5) Financial Instruments

The fair values of the Company's financial instruments all approximate their carrying values.

(6) Tax Components of Retained Earnings

	2005	2004
Accumulated adjustments account:		
Balance, beginning of year	$ (72,773)	(53,862)
Ordinary income (loss)	(19,068)	(18,911)
Dividends	11	-
Balance, end of year	(91,830)	(72,773)
Tax timing differences:		
Prepaid expenses	1,580	2,015
Accounts payable	(11,344)	(863)
Total tax timing differences	(9,764)	1,152
Accumulated earnings and profits	(4,035)	(4,035)
Total retained earnings (deficit)	$(105,629)	(75,656)

(7) Reclassifications

Certain reclassifications have been made to the 2004 financial statements in order to conform with the 2005 presentation.

Romito, Tomasetti & Associates, P.C.

Certified Public Accountants

600 West Cummings Park, Suite 4050
Woburn, Massachusetts 01801-6350
Phone: 781.938.5600
Fax: 781.938.6125
www.rtacpas.com

Independent Auditor's Report on Supplementary Information
Required by Rule 17a-5 of the Securities and Exchange Commission

To the Board of Directors and Stockholders
COMO Securities, Inc.:

We have audited the accompanying financial statements of COMO Securities, Inc. for the year ended December 31, 2005 and have issued our report thereon dated February 15, 2006. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II on the following pages is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Romito, Tomasetti & Associates, P.C.

February 15, 2006

COMO Securities, Inc.

Computation of Net Capital Under Rule 15c3-1 of the Securities Exchange Act of 1934

December 31, 2005

Schedule I

Computation of net capital:	
Stockholders' equity	$ 22,589
Deduct nonallowable assets:	
Advance to affiliate [Rule 15c3-1(c)(2)(iv)(B)]	-
Prepaid expenses	3,950
Net capital	$ 18,639
Computation of aggregate indebtedness:	
Total current liabilities	11,430
Aggregate indebtedness	$ 11,430
Computation of basic net capital requirement:	
Minimum net capital required - 6-2/3% of aggregate indebtedness or $5,000 (whichever is larger), pursuant to Rule 15c3-1(a)(2)	$ 5,000
Net capital in excess of requirement	13,639
Net capital	$ 18,639
Ratio of aggregate indebtedness to net capital	0.61
Reconciliation with Company's computation (included in Part IIA of Form X-17A-5 as of December 31, 2005):	
Net capital as reported in Company's Part IIA (unaudited) FOCUS Report	$ 18,639
Net adjustments	-
Net capital	$ 18,639

See accompanying notes to financial statements.

COMO Securities, Inc.

Computation for Determination of Reserve Requirements for

Broker-Dealer Under Rule 15c3-3 of the Securities Exchange Act of 1934

December 31, 2005

Schedule II

COMO Securities, Inc. is exempt from the reserve requirements of Rule 15c3-3, as its transactions are limited to acting as placement agent generally for private offerings of debt and equity securities to institutional or other accredited investors generally on a "best efforts" basis and as a nonclearing broker/dealer, fully disclosed. The Company does not carry customers' accounts on its books and therefore, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirements pursuant to Rule 15c3-3 are not applicable.

See accompanying notes to financial statements.

Romito, Tomasetti & Associates, P.C.

Certified Public Accountants

600 West Cummings Park, Suite 4050
Woburn, Massachusetts 01801-6350
Phone: 781.938.5600
Fax: 781.938.6125
www.rtacpas.com

Independent Auditor's Report on Internal Control Structure Required by Rule 17a-5 of the Securities and Exchange Commission

To the Board of Directors and Stockholders
COMO Securities, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of COMO Securities, Inc. (the Company) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Independent Auditor's Report on Internal Control Structure Required by Rule 17a-5 of the Securities and Exchange Commission (Continued)

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that mistatements caused by error or fraud in amounts that would be material in relation to financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Romito, Tomasetti & Associates, P.C.

February 15, 2006

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
SEP 12 2006
DIVISION OF MARKET REGULATION

COMO Securities, Inc.

Financial Statements

December 31, 2005 and 2004

Romito, Tomasetti & Associates, P.C.
Certified Public Accountants
600 West Cummings Park, Suite 4050
Woburn, Massachusetts 01801-6350

Table of Contents